As filed with the Securities and Exchange Commission on November 16, 2004
Registration No. 333-114559

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Biopure Corporation

(Exact name of registrant as specified in its charter)

Delaware	04-2836871
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

11 Hurley Street

Cambridge, MA 02141
(617) 234-6500
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Jane Kober

Biopure Corporation
11 Hurley Street
Cambridge, MA 02141
(617) 234-6500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with copies to:

Julio E. Vega, Esq.

Meerie M. Joung, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
(617) 951-8000

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of	Amount to be	Offering Price Per	Aggregate Offering	Registration
Securities to be Registered	Registered(1)(2)(4)	Share(2)	Price(1)(2)(3)	Fee(3)

Preferred Stock, $.01 par value(4)	—	—	—	—

Class A Common Stock, $.01 par value(4)(6)	—	—	—	—

Warrants(4)(5)	—	—	—	—

Total	$50,000,000	—	$50,000,000	—(7)

(1)	Such indeterminate number or amount of preferred stock, common stock and warrants of Biopure Corporation as may from time to time be issued and having an aggregate initial offering price not to exceed $50,000,000 or the equivalent amount denominated in one or more foreign currencies, currency units or composite currencies.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. The aggregate offering price of the preferred stock, common stock and warrants and the exercise price of any securities issuable upon the exercise of warrants registered hereby, will not exceed $50,000,000.

(3)	The aggregate maximum public offering price of all offered securities issued pursuant to this registration statement will not exceed $50,000,000.

(4)	Also includes such indeterminate number of shares of preferred stock, shares of common stock and warrants as may be issued upon conversion or exchange of any securities as may be offered pursuant to the prospectus filed with this Registration Statement that provide for conversion or exchange into other securities or upon exercise of warrants for such securities. No separate consideration will be received for the preferred stock, or common stock issuable upon conversion of or in exchange for securities as may be offered pursuant to the prospectus filed with this Registration Statement.

(5)	Warrants may be sold separately or with other securities.

(6)	Not specified as to each class of securities to be registered pursuant to General Instruction II.D of Form S-3 under the Securities Act of 1933 as amended.

(7)	A registration fee of $6,335 was previously paid by Biopure Corporation.

      We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until this registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which such offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2004

PROSPECTUS

Biopure Corporation

$50,000,000

Preferred Stock

Class A Common Stock
Warrants

     The securities covered by this prospectus may be sold from time to time by Biopure Corporation. We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date.

     When we offer securities we will provide you with a prospectus supplement describing the specific terms of the specific issue of securities, including the offering price of the securities. You should carefully read this prospectus and the prospectus supplement relating to the specific issue of securities before you decide to invest in any of these securities.

     Our common shares are traded on the Nasdaq National Market under the symbol “BPUR”. On November 15, 2004, the last reported sale price for our common stock on The Nasdaq Stock Market was $0.40 per share.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The securities may be offered and sold to or through underwriters, dealers or agents as designated from time to time, or directly to one or more other purchasers or through a combination of such methods. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

Investing in these securities involves risks.

See “Risk Factors” beginning on page 6.

The date of this prospectus is                     , 2004.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or SEC, using the “shelf” registration process. Under this shelf process, we may sell the securities described in this prospectus, separately or in combination, in one or more offerings up to a total dollar amount of $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

      All references in this prospectus to “Biopure,” the “Company,” “we,” “us,” and “our” refer to Biopure Corporation unless we state otherwise or the context otherwise requires. References to “securities” includes any security that we might sell under this prospectus or any prospectus supplement. References to “$” and “dollars” are to United States dollars.

      This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

      You should rely only on the information contained or incorporated by reference in this prospectus. “Incorporated by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

      The content of this prospectus and the documents incorporated by reference in this prospectus do not necessarily reflect the position or the policy of the U.S. Government or the Department of Defense, and no official endorsement should be inferred.

ii

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, and incorporated by reference into, this prospectus. Before you make an investment decision, you should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes included or incorporated by reference in this prospectus.

The Company

      We develop, manufacture and market oxygen therapeutics, a new class of pharmaceuticals that are administered intravenously into the circulatory system to increase oxygen transport to the body’s tissues. Using our patented and proprietary technology, we have developed and manufacture two products: Hemopure® (hemoglobin glutamer — 250 (bovine), or HBOC-201, for human use, and Oxyglobin® (hemoglobin glutamer — 250 (bovine), or HBOC-301, for veterinary use. Hemopure is approved in South Africa for treating adult surgical patients who are acutely anemic and for eliminating, reducing or delaying the need for allogenic red blood cell transfusion in these patients. Hemopure is currently being developed, as described under “Prospectus Summary — Hemopure,” for the management of patients with cardiovascular ischemia or with acute anemia resulting from traumatic injury, including as an early intervention to provide immediate oxygen-carrying support in the out-of-hospital setting. Oxyglobin is approved by the United States Food and Drug Administration, or FDA, and the European Commission, for the treatment of anemia in dogs.

      We operate a cGMP, or current good manufacturing practices, manufacturing facility in Cambridge, Massachusetts which can produce Hemopure for clinical trials and initial market introduction and Oxyglobin for commercial sale in the United States and Europe. This facility is validated to produce up to 75,000 Hemopure units per year or, upon further validation, up to 100,000 Hemopure units per year. The facility is currently operating at a minimal production level. See “Prospectus Summary — Manufacturing Capability.”

Product Rationale and Description

      Oxygen is indispensable to the life of all human tissues. Hemoglobin, a protein normally contained within red blood cells, or RBCs, is responsible for carrying and releasing oxygen to the body’s tissues. Medical conditions such as ischemia or anemia can disrupt the delivery of oxygen to the body’s tissues. Ischemia is a decrease or lack of RBC flow to an organ or body part due to obstructed or constricted blood vessels, as in heart attack, stroke and certain medical procedures. Anemia is a shortage of RBCs caused by blood loss (e.g., from injury or surgery) or by other disorders. Oxygen deprivation, even for several minutes, can result in cell damage, organ dysfunction and, if prolonged, death.

      Our oxygen therapeutics, Hemopure and Oxyglobin, consist of hemoglobin that is extracted from bovine RBCs, purified and chemically cross-linked for stability, and formulated in a balanced salt solution. When infused, this stabilized hemoglobin carries oxygen in the plasma (the fluid part of blood) and has been shown to enhance the release of oxygen from circulating RBCs, increasing diffusion of oxygen to tissues. This stabilized hemoglobin is also smaller (<1/1000th the size of a RBC), is less viscous and more readily releases oxygen to tissues than human RBCs. Consistent with these properties, preclinical animal studies have demonstrated that this stabilized hemoglobin can carry oxygen at low pressure and can carry oxygen through constricted or partially blocked blood vessels to areas of the body that RBCs cannot reach due to their larger size. In addition, Hemopure and Oxyglobin are ultrapurified, compatible with all blood types, and stable for at least three years without refrigeration.

Hemopure®

      We are developing Hemopure for a cardiovascular indication and, in collaboration with the U.S. Naval Medical Research Center, for an out-of-hospital trauma indication. To support these priorities, we are currently conducting two Phase 2 clinical trials, one in Europe and one in South Africa.

      Hemopure was originally developed and positioned as an alternative to RBC transfusion. We have conducted 22 clinical trials to date, primarily focusing on surgical anemia. These trials enrolled more than 1,400 total patients, over 800 of whom were administered Hemopure. South Africa’s Medicines Control Council, or MCC, approved Hemopure in 2001 for the treatment of surgical patients who are acutely anemic and for eliminating, reducing or delaying the need for allogenic RBCs in these patients. Hemopure has not been approved for use in any other jurisdictions, including the United States or the European Union.

      In mid 2002, we submitted a biologics license application (BLA) to the FDA seeking U.S. regulatory approval for a similar indication in orthopedic surgery. In mid 2003, the FDA completed its review and sent us a letter containing questions and requesting more information. During a meeting with the FDA in early 2004, the FDA raised additional questions and requested the results of preclinical animal studies for its further evaluation of the BLA and as a prerequisite for further company-sponsored U.S. clinical trials of Hemopure. After analyzing these issues, we concluded that we would likely need to conduct one or more additional human clinical trials to obtain FDA approval of Hemopure.

Cardiovascular Ischemia

      In June 2004, we adopted a new strategy focused on developing Hemopure for potential indications in cardiovascular ischemia, beginning with acute myocardial infarction (AMI), and continuing development of the product for a potential trauma indication in the out-of-hospital setting where blood is not available. Consequently, our continued development of Hemopure as a red blood cell replacement in the hospital setting where blood is available has become a lower priority, which we may revisit as resources allow.

      In preparation for a meeting with the FDA, we have addressed certain previous FDA questions that are relevant to our new strategy, provided interim data from FDA-requested preclinical animal studies, and submitted the independent Data Safety Monitoring Board reports from the ongoing clinical trial in Europe. This meeting previously scheduled for December 2004 is likely to be rescheduled by the FDA. We cannot predict when we will file an IND application.

      In the treatment of ischemia Hemopure would not be used as a “blood substitute”, but rather as a therapeutic to deliver oxygen to tissues in medical applications. We are currently sponsoring a randomized, double-blind, dose-finding, multi-center, Phase 2 clinical trial in Europe to assess the safety and feasibility of Hemopure in patients with coronary artery disease. Approximately 45 patients are to be evenly randomized to intravenously receive placebo or either 15 or 30 grams of hemoglobin in the form of Hemopure before undergoing coronary angioplasty. Patient enrollment has reached approximately 65 percent as of November 12, 2004.

      Cardiovascular disease is the leading cause of death in the industrialized world. It is estimated that more than one million Americans suffer an AMI each year, about half of whom die. Although medical advances (e.g., thrombolytic drugs, stents) have improved near-term survival in heart attack patients, AMI can cause irreversible myocardial damage that develops into chronic congestive heart failure. Therefore, we believe that an unmet medical need exists for a cardioprotective treatment that can help prevent or minimize myocardial injury associated with acute coronary syndromes such as AMI. Other potential ischemia indications that might warrant future investigation include leg ischemia (e.g., wound healing, amputation), skin/tissue flap procedures, and stroke.

Trauma and Medical Readiness

      Traumatic injuries may cause massive bleeding resulting in rapid loss of oxygen-carrying capacity. Due to logistical issues, RBCs are not typically administered in emergency situations outside of the hospital; emergency caregivers administer intravenous fluids (Ringer’s lactate, saline) that restore blood volume but do not carry oxygen. If safety and effectiveness can be demonstrated to the FDA’s satisfaction, we believe that the multi-year room temperature stability, universal compatibility and other properties of Hemopure could allow it to be stockpiled, positioned abroad, and carried or stored in remote locations. These attributes may make it well suited for use on the battlefield, in ambulances, and in the Strategic National Stockpile.

      To date, Congress has appropriated $18.5 million to the Army and Navy for the development of Hemopure in potential military and civilian trauma applications.(1) Under a research agreement with Biopure,

      (1) $5,102,900 of this amount is from Grant DAMD 17-02-1-0697. The U.S. Army Medical Research Acquisition Activity, 820 Chandler Street, Fort Detrick, MD 21702-5014, is the awarding and administering acquisition office.

the Naval Medical Research Center (NMRC) intends to file an IND application to conduct a two-stage, randomized, standard-therapy-controlled Phase  2/3 clinical trial of Hemopure in trauma patients with severe hemorrhagic shock (acute blood loss) in the out-of-hospital setting.(2) The NMRC is currently preparing the IND application and conducting an FDA-requested preclinical animal study of Hemopure in uncontrolled hemorrhage with traumatic brain injury.

South Africa

      In South Africa, we are sponsoring a Phase 2 clinical trial at Johannesburg Hospital Trauma Unit to assess the safety and tolerability of Hemopure, in a hospital setting, for emergency treatment of unstable trauma patients with significant blood loss. Approximately 50 trauma patients are to be randomly assigned to receive either standard therapy resuscitation fluids (crystalloids, colloids and/or blood) or up to 10 bags of Hemopure plus standard therapy. Patient enrollment has been slow, with 20 percent of the patients enrolled to date.

      Although Hemopure is approved in South Africa for surgical anemia, it has not been offered for sale due to a contractual dispute with the former distributor. If necessary, we may withdraw from this market to reduce overhead costs and conserve our capital. We anticipate that our audited financial statements to be issued for the year ended October 31, 2004, will have additional reserves against inventory because of our status in South Africa.

      Since obtaining MCC approval, more than 330 patients in South Africa have been treated with Hemopure units that Biopure previously provided without charge. In these cases, there has been increasing use of the product in ischemic conditions, including cardiovascular, vascular, gastrointestinal and plastic surgery applications. These cases provide valuable, although anecdotal, evidence of the product’s ability to deliver oxygen to ischemic tissue.

Oxyglobin®

      Our veterinary product, Oxyglobin, is similar to Hemopure except for its molecular size distribution. The only oxygen therapeutic that has been approved by the FDA and the European Commission, Oxyglobin is indicated for the treatment of canine anemia, regardless of the cause. With over 160,000 units sold and an estimated 40,000 animals treated, the commercial use of Oxyglobin provides a proof of concept. Oxyglobin revenues in fiscal 2003 totaled $4 million. However, our fixed manufacturing costs prevent us from selling Oxyglobin at a profit. We do not expect to realize profits from sales of Oxyglobin unless and until Hemopure receives approval from the FDA or analogous foreign regulatory authorities and we are in a position to fully utilize our manufacturing capacity by generating substantial sales of Hemopure. Consequently, we have decreased production and are limiting Oxyglobin sales until such time, if ever, that we can realize economies of scale. As a result, we expect to report substantially lower product sales for fiscal 2004 and subsequent periods than reported for fiscal 2003.

Management

      In June 2004, Biopure’s then newly appointed President and CEO Zafiris G. Zafirelis restructured the executive management team and appointed external senior advisors to supplement the company’s capabilities. At the same time, the company eliminated positions to reduce costs. Mr. Zafirelis, who has nine years of CEO experience in the interventional cardiology industry, has assembled a medical advisory board of respected cardiologists to help guide Biopure in developing Hemopure for cardiovascular indications. Dr. Martin B. Leon chairs this advisory board and is also acting as Biopure’s chief medical director on a consulting basis. Dr. Leon is chairman of the Cardiovascular Research Foundation, associate director of The Center for Interventional Vascular Therapy and professor of medicine at New York-Presbyterian Hospital/ Columbia University Medical Center.

      (2) Completion of the proposed Phase  2/3 out-of-hospital clinical trial of Hemopure in trauma is contingent upon further program funding.

Intellectual Property

      We have a strong intellectual property position that includes 24 U.S. and more than 60 foreign patents relating to our oxygen therapeutics, which cover product composition, purity, manufacturing processes, room temperature stability and methods of use. Key claims in the U.S. patents are not limited by the source of hemoglobin (e.g., animal, human or genetically derived).

Manufacturing Capability

      Our primary manufacturing facility in Cambridge, Massachusetts is supported by ancillary facilities in Souderton, Pennsylvania and Dover, New Hampshire, and has a validated annual production capacity of 75,000 Hemopure units (250 ml/unit) or approximately 263,000 Oxyglobin units (125 ml/unit) or 500,000 of the smaller Oxyglobin bags (60 ml/unit). This capacity can be used for any combination of Oxyglobin and Hemopure units. The Cambridge facility could produce an estimated 100,000 Hemopure units per year upon further validation. We have also completed most of the engineering for anticipated future construction of a new manufacturing plant designed to produce 500,000 Hemopure units per year.

      To control overhead costs, we significantly reduced our manufacturing staff during fiscal 2003 and 2004. Our current staffing level can support the manufacture of up to 1,500 Hemopure units or 5,300 larger Oxyglobin units or 10,000 of the smaller Oxyglobin bags per year or any combination thereof.

Financial Position

      At July 31, 2004, we had cash and cash equivalents of approximately $4.0 million, total current assets of approximately $12.0 million and total current liabilities of approximately $3.8 million. Our cash and cash equivalents on August 31, 2004, after payment of certain payroll, lease and trade obligations and the annual premium of approximately $1.6 million for director and officer insurance, was approximately $400,000. In September 2004, we received approximately $9.5 million, including $7.0 million in net proceeds from the sale of common stock and warrants to institutional and individual investors and approximately $2.5 million in payments from past congressional appropriations administered by the U.S. Army. Under our current operating plan, our cash on hand is expected to fund operations through January 2005.

      We believe we will need to raise approximately $20 million to fund operations through fiscal 2005. We intend to seek additional capital through sales of equity securities and, if appropriate, to consider strategic collaborations for sharing development and commercialization costs. We also plan to continue to aggressively manage expenses, including by further staff reductions if necessary. Since September 2003, our workforce has decreased from 246 employees at September 30, 2003, to 69 employees at October 31, 2004. During this time, we have also decreased other marketing and manufacturing-related expenditures and deferred capital expenditures.

RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, INCLUDING INFORMATION INCORPORATED BY REFERENCE. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS AND UNCERTAINTIES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL ALSO MAY IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD SUFFER. IN THAT EVENT THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT IN OUR SECURITIES. THE RISKS DISCUSSED BELOW ALSO INCLUDE FORWARD-LOOKING STATEMENTS; OUR ACTUAL RESULTS AND ACTUAL EVENTS MAY DIFFER SUBSTANTIALLY FROM THOSE DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS.

Company Risks

We have a history of losses and expect future losses.

      We have had annual losses from operations since our inception in 1984. In the fiscal years ended October 31, 2001, 2002 and 2003, we had losses from operations of $52,957,000, $46,657,000 and $47,312,000, respectively. We had a loss from operations of $32,505,000 in the nine-month period ended July 31, 2004, and we had an accumulated deficit of $461,049,000 as of July 31, 2004. We anticipate that we will continue to generate losses for the next several years. Even if Hemopure were to be approved by the FDA or the analogous European regulatory authorities, we may not be able to achieve profitable operations.

We require significant funding in the near term to continue to operate. We will require stockholder approval to increase our authorized common stock in order to raise funds through any additional capital stock offerings.

      For us to continue to operate we require significant funding. To fund operations beyond January, 2005, we expect that we will need to raise funds before that time. Sufficient funds may not be available to us from any offering, or otherwise on terms that we deem acceptable, if they are available at all.

      We have requested stockholder approval to increase our authorized capital stock to raise additional funding. We have submitted proposals to our stockholders to increase our authorized common stock and preferred stock. In addition, we are required under the Nasdaq Stock Market’s marketplace rules to obtain stockholder approval for any issuance of additional equity securities that would comprise more than 20 percent of Biopure’s total shares of common stock or voting power at a discount to the greater of book or market value in an offering that is not deemed to be a “public offering” by Nasdaq. We have submitted such a proposal to our stockholders for action at a special meeting. We cannot assure you that we will be successful in obtaining any required stockholder approval, or if such approval is obtained that we will be successful in raising additional funds, if they are available at all, on terms that we deem acceptable or in an amount that would enable us to continue to operate for any period of time.

Our auditors have modified their report on our most recently completed fiscal year with respect to our ability to continue as a going concern, and we expect that the audit report of our independent auditor on our consolidated financial statements for fiscal 2004 will include a going concern modification, which may significantly hurt our ability to raise new capital.

      Our funds on hand and forecast sales at October 31, 2003 were not sufficient to fund our operations through the third quarter of fiscal 2004 and, as a result, the audit report of Ernst & Young LLP, our independent auditor, on our fiscal 2003 consolidated financial statements includes a going concern modification. This modification states that “the Company’s recurring losses from operations and the current lack of sufficient funds to sustain its operations through the third quarter of fiscal 2004 raise substantial doubt about its ability to continue as a going concern.”

      We expect that the audit report of our independent auditor on our consolidated financial statements for fiscal 2004 will again include a going concern modification. The inclusion of a going concern modification in Ernst & Young LLP’s audit opinion may materially and adversely affect our stock price and our ability to raise new capital that is needed to fund operations.

      Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to our consolidated financial statements as a result of the going concern modification to the report of our independent auditor. If we become unable to continue as a going concern, we could have to liquidate our assets, which means that we are likely to receive significantly less for those assets than the values at which such assets are carried on our consolidated financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts, if any, that holders of our common stock could receive in liquidation.

Failure to raise sufficient additional funds will significantly impair or possibly cause us to cease the development, manufacture and sale of our products and our ability to operate.

      The development and regulatory processes for seeking and obtaining approval to market Hemopure in the United States and the European Union have been and will continue to be costly. We will require substantial working capital, in addition to the funds sought hereby, to develop, manufacture and sell Hemopure and to finance our operations until such time, if ever, as we can generate positive cash flow. We will also require substantial additional funding to continue working on questions raised by the FDA arising out of our previously-submitted BLA for an orthopedic surgery indication and to conduct additional human clinical trials for Hemopure. If Hemopure is approved by the FDA or the analogous European regulatory authorities, we expect that we will need to increase our manufacturing capacity, for which we will require significant additional funding. If additional financing is not available when needed or is not available on acceptable terms, we may be unable to successfully develop or commercialize Hemopure or to continue to operate. A sustained period in which financing is not available could force us to go out of business and/or to file for bankruptcy protection.

If we cannot retain the personnel we need, our costs will rise significantly. If we cannot hire or retain the best people, our operations will suffer.

      We appointed a new president and chief executive officer in June 2004 and formed an operating team, that includes our CEO and outside consultants, to assist us in our clinical, regulatory and operations functions. Thus, we currently rely to a significant extent on outside consultants for several key roles, which may be a less cost-effective alternative than hiring employees for these positions. We expect that, in the future, we will need to recruit and retain personnel for several important positions. We may be unable to do so because of our inability to raise additional capital.

We may fail to obtain FDA approval for Hemopure, in which event we cannot market Hemopure in the United States, which would have negative consequences for the Company as a whole.

      We will not be able to market Hemopure in the United States unless and until we receive FDA approval. In pursuing both the cardiac and trauma indications for Hemopure, as a prerequisite to further clinical trials for Hemopure sponsored by us in the United States, we intend to continue to address, and will seek to respond as soon as practicable to, the FDA’s safety and other questions arising out of our previously-submitted BLA for an orthopedic surgery indication. Addressing these questions requires considerable data gathering and analysis. We must rely on contractors to complete some of the work. We have been delayed, and could be further delayed, in responding either by the contractors’ failure or inability to timely complete their tasks, or by other unanticipated delays or difficulties. Accordingly, at this time we do not know whether or when we will be able to respond fully to all of these questions and issues raised by the FDA. Furthermore, the FDA may find that responses we may give do not adequately address its questions and that the results of pre-clinical animal studies the FDA has asked for do not adequately address its concerns.

      Moreover, even if we adequately address the FDA’s questions, we will need to obtain FDA acceptance of the protocols for, and complete, human clinical trials to obtain FDA approval for Hemopure for cardiac and trauma indications, and most likely for the orthopedic surgery indication proposed in our previously-submitted BLA (i.e., if and when we revisit the orthopedic indication). In the case of the cardiovascular indication, we expect to file with the FDA an investigational new drug application, or IND, and may only commence human clinical trials for this indication if we are able to satisfy any objections the FDA raises. Accordingly, we do not know whether or when we will be able to commence a U.S. clinical trial of Hemopure for a cardiac indication, or that we will be able to conduct or satisfactorily conclude additional clinical trials required to obtain FDA marketing authorization for this indication. In the case of the trauma indication, the Navy Medical Research Center, or NMRC, is taking primary responsibility for designing and seeking FDA acceptance of a two-stage Phase 2/3 clinical protocol for trauma in the out-of-hospital setting and is expected to be principally responsible for conducting the trial. The FDA may delay or withhold such acceptance, or if it grants such acceptance and the trial is commenced and concluded, the results of the trial may not support marketing authorization of Hemopure for the proposed trauma indication. Similarly, in the case of our previously-submitted BLA for the orthopedic surgery indication, we would most likely be required to conduct additional clinical trials, the design of which would be subject to FDA review, and the results of such trials may not support marketing authorization.

      In addition, future governmental action or existing or changes in FDA policies or precedents may result in delays or rejection of an application for marketing approval. The FDA has considerable discretion in determining whether to grant marketing approval for a drug, and may delay or deny approval even in circumstances where the applicant’s clinical trials have proceeded in compliance with FDA procedures and regulations and have met the established end points of the trials. Despite all of our efforts, the FDA could refuse to grant marketing authorization for Hemopure. Challenges to FDA determinations are generally time consuming and costly, and rarely succeed. We can give no assurance that we will obtain FDA marketing authorization for Hemopure for any indication, and the failure to obtain any approval would have severe negative consequences for our company.

If we fail to obtain regulatory approvals in foreign jurisdictions, we will not be able to market Hemopure abroad.

      We also intend to seek to market Hemopure in international markets, including the European Union. Whether or not FDA marketing authorization has been obtained, we must obtain separate regulatory approvals in order to market our products in the European Union and many other foreign jurisdictions. The regulatory approval processes differ among these jurisdictions, and the time needed to secure marketing approvals may be longer than that required for FDA approval. These applications may require the completion of additional pre-clinical and clinical studies and disclosure of information relating to manufacturing and controls. Approval in any one jurisdiction does not ensure approval in a different jurisdiction. As a result, obtaining foreign approvals will require additional expenditures and significant amounts of time. We can give no assurance that we will obtain marketing authorization for Hemopure in any foreign jurisdiction other than that already obtained in South Africa.

Clinical trials are extremely costly and subject to numerous risks and uncertainties.

      To gain regulatory approval from the FDA and analogous European regulatory authorities for the commercial sale of any product, including Hemopure, we must demonstrate in clinical trials, and satisfy the FDA and foreign regulatory authorities as to, the safety and efficacy of the product. Clinical trials are expensive and time-consuming, as is the regulatory review process. Clinical trials are also subject to numerous risks and uncertainties not within our control. For example, data we obtain from pre-clinical and clinical studies are susceptible to varying interpretations that could impede regulatory approval. Further, some patients in our clinical trials may have a high risk of death, age-related disease or other adverse medical events that may not be related to our product. These events may affect the statistical analysis of the safety and efficacy of our product. If we obtain marketing authorization for a product, the authorization will be limited to the indication for which our clinical trials have demonstrated the product is safe and effective.

      In addition, many factors could delay or result in termination of ongoing or future clinical trials. Results from ongoing or completed pre-clinical or clinical studies or analyses could raise concerns over the safety or efficacy of a product candidate. For example, in April, 2003, the FDA placed our proposed Phase 2 clinical trial of Hemopure for the treatment of trauma on clinical hold citing safety concerns based on a review of data from our Phase 3 clinical trial in patients undergoing surgery. We cannot assure investors that the FDA will not place other clinical trials we sponsor on hold in the future. A clinical trial may also experience slow patient enrollment or insufficient drug supplies. Patients may experience adverse medical events or side effects, and there may be a real or perceived lack of effectiveness of, or of safety issues associated with, the product we are testing.

      We may not have the financial resources to fund required trials and our operations until FDA marketing authorization for Hemopure is obtained, if ever.

We cannot expand indications for Hemopure unless we receive FDA approval for each proposed indication.

      The FDA requires a separate approval for each proposed indication for the use of Hemopure in the United States. In order to market Hemopure for more than one indication, we will have to design additional clinical trials, submit the trial designs to the FDA for review and complete those trials successfully. If the FDA approves Hemopure for an indication, it may require a label cautioning against Hemopure’s use for indications for which it has not been approved.

The Securities and Exchange Commission staff has preliminarily determined to recommend a civil injunctive proceeding against us and several of our former and current officers and directors. We and several of our former and current directors and officers are subject to consolidated class action lawsuits and we and seven of our former and current directors are subject to consolidated derivative actions.

      During the fourth quarter of fiscal 2003, we were notified of a confidential investigation by the Securities and Exchange Commission. On December 22, 2003, we and our former chief executive officer and board member and our former senior vice president, regulatory and operations, each received a “Wells Notice” from the SEC staff indicating the staff’s preliminary determination to recommend that the SEC bring a civil injunctive proceeding against the Company and such former officers. On April 29, 2004, our current chairman, a former director, our current chief technology officer and our current general counsel each also received a Wells Notice from the SEC staff indicating the staff’s preliminary determination to recommend that the SEC bring a civil injunctive proceeding against them. We have responded in writing to the “Wells Notice” received by the Company explaining why the SEC ought not to bring a proceeding. The investigation is ongoing and, to our knowledge, no formal recommendation has been made to date and we do not know what action, if any, the SEC staff may finally recommend.

      Following our announcement of the Wells Notices, a number of class action lawsuits, subsequently consolidated, were filed against us and several of our former and current executive officers. In addition, all members of our board of directors as of December 22, 2003 and the Company are named as defendants in two derivative actions filed in January of 2004, and subsequently consolidated, claiming that such directors breached fiduciary duties in connection with the same disclosures that are the subject of the class action lawsuits. Details about the SEC investigation, the class actions and the derivative actions are contained in our most recent report on Form 10-Q which is incorporated herein by reference. We believe the class action lawsuits and derivative actions are without merit, and we intend to defend against them vigorously.

      There can be no assurance as to the outcome of any of these proceedings. Members of our board of directors and management may spend considerable time and effort cooperating with the SEC in its investigation and defending the class action lawsuits and derivative actions, which may adversely affect our business, results of operations and financial condition. We may incur substantial costs in connection with these proceedings, including significant legal expenses, fines, judgments or settlements that exceed the amount of, or are not covered by, our insurance policies. In addition, the uncertainty about the possible effect of these matters on our financial condition may adversely affect our stock price and our ability to raise capital.

The SEC proceedings may harm our business and financial condition if they result in substantial fines, judgments or settlements that exceed the amount of coverage under our insurance policies, or if such fines, judgments or settlements are not covered by our insurance policies.

      Our director and officer liability insurance policies provide limited liability protection relating to the SEC investigation, the securities class actions and derivative lawsuits against us and certain of our current and former officers and directors. If these policies do not adequately cover expenses and liabilities relating to these proceedings, our financial condition could be materially harmed. The lawsuits and SEC investigation may make renewal of our director and officer liability insurance in July 2005 or thereafter expensive or unavailable. Increased premiums could materially harm our financial results in future periods. The inability to obtain this coverage due to its unavailability or prohibitively expensive premiums would make it more difficult to retain and attract officers and directors and expose us to potentially self-funding potential future liabilities ordinarily mitigated by director and officer liability insurance.

If we cannot find appropriate marketing partners, we may not be able to market and distribute Hemopure effectively.

      Our success depends, in part, on our ability to market and distribute Hemopure effectively. We have no experience in the sale or marketing of medical products for humans. In the event that we obtain FDA approval of Hemopure, we may choose initially to market Hemopure using an independent distributor. Any such distributor:

•	might not be successful in marketing Hemopure;

•	might, at its discretion, limit the amount and timing of resources it devotes to marketing Hemopure; and

•	might terminate its agreement with us and abandon our products at any time whether or not permitted by the applicable agreement.

      If we do not enter into a satisfactory distributorship agreement, we may be required to seek an alternative arrangement such as an alliance with a pharmaceutical company, or recruiting, training and retaining a marketing staff and sales force of our own. We may not be successful in obtaining satisfactory distributorship agreements or entering into alternative arrangements. If we fail to establish a revenue stream in South Africa, we might have to withdraw from that market.

If we cannot generate adequate, profitable sales of Hemopure, we will not be successful.

      To succeed, we must develop Hemopure commercially and sell adequate quantities of Hemopure at a high enough price to generate a profit. We may not accomplish either of these objectives. To date, we have focused our efforts on developing Hemopure, establishing its safety and efficacy and seeking marketing approval. Uncertainty exists regarding the potential size of the market for Hemopure and the price that we can charge for it. Additionally, the size of the market will be affected by the indication(s) for which Hemopure is approved and will be greatly reduced if reimbursement for the cost of Hemopure is not available from health insurance companies or government programs.

If we cannot obtain market acceptance of Hemopure, we will not be able to generate adequate, profitable sales.

      Even if we succeed in obtaining marketing approval for Hemopure, a number of factors may affect future sales of our product. These factors include:

•	whether and how quickly physicians accept Hemopure as a cost-effective and therapeutic alternative to other products; and

•	whether medical care providers or the public accept the use of a bovine-derived protein in transfusions or as a therapeutic in cardiovascular disease, particularly in light of public perceptions in the United States, Europe and elsewhere about the risk of “mad cow disease.”

If we fail to comply with good manufacturing practices, we may not be able to sell our products.

      To obtain the approval of the FDA and analogous European regulatory authorities to sell Hemopure, we must demonstrate to them that we can manufacture Hemopure in compliance with the applicable good manufacturing practices, commonly known as GMPs. GMPs are stringent requirements that apply to all aspects of the manufacturing process. We are subject to inspections of the FDA and analogous European regulatory authorities at any time to determine whether we are in compliance with GMP requirements. If we fail to manufacture in compliance with GMPs, these regulatory authorities may refuse to approve Hemopure or may take other enforcement actions with respect to Hemopure.

The manufacturing process for Hemopure is complicated and time-consuming, and we may experience problems that would limit our ability to manufacture and sell Hemopure.

      Our products are biologics and require product characterization steps that are more complicated, time-consuming and costly than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Minor deviations in these manufacturing processes or other problems could result in unacceptable changes in the products that result in lot failures, increased production scrap, shipment delays, product recalls or product liability, all of which could negatively impact our results of operations.

If we were unable to utilize any of our facilities, we would not be able to manufacture for an extended period of time.

      We manufacture at a single location located in Massachusetts with ancillary facilities in Pennsylvania and New Hampshire. Damage to any of these manufacturing facilities due to fire, contamination, natural disaster, power loss, riots, unauthorized entry or other events could cause us to cease manufacturing. For example, if our Massachusetts manufacturing facility were destroyed, it could take approximately two years or more to rebuild and qualify it. In the reconstruction period, we would not be able to manufacture product and thus would have no supply of Hemopure for research and development, clinical trials or sales following exhaustion of finished goods in inventory. A new facility would take longer to construct.

If Hemopure receives regulatory approval, we must expand our manufacturing capacity to develop our business, which will require substantial third party financing. Failure to increase our manufacturing capacity may impair Hemopure’s market acceptance and prevent us from achieving profitability.

      If Hemopure is approved by the FDA or the analogous European regulatory authorities, we will need to construct new manufacturing capacity to develop our business. The increase in our manufacturing capacity is dependent upon our obtaining substantial financing from third parties. Third parties can be expected to be unwilling to commit to finance a new manufacturing facility so long as we do not have approval of the FDA or the analogous European regulatory authorities to market Hemopure. We cannot assure you that sufficient financing for new manufacturing capacity will be available or, if available, will be on terms that are acceptable to us. We expect that, once we have the required significant financing in place, it would take 30 to 36 months, or more, to build a large Hemopure manufacturing facility and to qualify and obtain facility approval from the FDA and analogous European regulatory authorities.

We will face risks, including the risk of scale-up of our processes, in the construction of any new manufacturing capacity, and in turn could encounter delays, higher than usual rejects, additional reviews and tests of units produced and other costs attendant to an inability to manufacture saleable product.

      If Hemopure is approved for marketing in a major market and receives market acceptance, we may experience difficulty manufacturing enough of the product to meet demand. The manufacturing processes we currently employ to produce small quantities of material for research and development activities and clinical trials may not be successfully scaled up for production of commercial quantities at a reasonable cost or at all. If we cannot manufacture sufficient quantities of Hemopure, we may not be able to build our business or operate profitably. In addition, if we cannot fill orders for Hemopure, customers might turn to alternative products and may choose not to use Hemopure even after we have addressed our capacity shortage.

Our lack of operating history makes evaluating our business difficult.

      Proceeds from the sales of equity securities, payments to fund our research and development activities, licensing fees, and interest income have provided almost all of our funding to date. We have no operating history of selling Hemopure upon which to base an evaluation of our business and our prospects.

If we are not able to protect our intellectual property, competition could force us to lower our prices, which might reduce profitability.

      We believe that our patents, trademarks and other intellectual property rights, including our proprietary know-how, will be important to our success. Accordingly, the success of our business will depend, in part, upon our ability to defend our intellectual property against infringement by third parties. We cannot guarantee that our intellectual property rights will protect us adequately from competition from similar products or that additional products or processes we discover or seek to commercialize will receive adequate intellectual property protection.

      In addition, third parties may successfully challenge our intellectual property. For example, one of our European patents was the subject of an opposition proceeding. A competitor may seek to employ arguments made during the opposition to challenge claims in other issued patents that are in the same patent family, including United States patents. We have not filed patent applications in every country. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in regions other than the United States and Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the United States and Europe.

Failure to avoid infringement of others’ intellectual property rights could impair our ability to manufacture and market our products.

      We cannot guarantee that our products and manufacturing process will be free of claims by third parties alleging that we have infringed their intellectual property rights. Several third parties hold patents with claims to compositions comprising polymerized hemoglobin and their methods of manufacture and use. One or more of these third parties may assert that our activities infringe claims under an existing patent. Such a claim could be asserted while we are still developing or marketing Hemopure. Any such claim could be expensive and time-consuming to defend, and an adverse litigation result or a settlement of litigation could require us to pay damages, obtain a license from the complaining party or a third party, develop non-infringing alternatives or cease using the challenged trademark, product or manufacturing process. Any such result could be expensive or result in a protracted plant shutdown, in turn adversely affecting our ability to operate profitably.

      There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license alternative non-infringing trademarks, products, or manufacturing processes, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize Hemopure would seriously harm our business and prospects.

Our profitability will be adversely affected if we incur product liability claims in excess of our insurance coverage.

      The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage in the total amount of $20,000,000. However, our profitability will be adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

Replacing our sole source suppliers for key materials could result in unexpected delays and expenses.

      We obtain some key materials, including membranes and chemicals, and services from sole source suppliers. All of these materials are commercially available elsewhere. If such materials or services were no longer available at a reasonable cost from our existing suppliers, we would need to purchase substitute materials from new suppliers. If we need to locate a new supplier, the substitute or replacement materials or facilities will need to be tested for equivalency. Such equivalency tests could significantly delay development of a product, delay or limit commercial sales of FDA-approved products, if any, and cause us to incur additional expense.

      We obtain bovine hemoglobin from one abattoir and from herds that are located in two states of the United States. We cannot predict the future effect, if any, on us of the recent discovery of “mad cow” disease in the United States. Any quarantine affecting herds that supply us or a shut down of the abattoir we source from could have a material adverse effect on us, as we would have to find, validate and obtain FDA approval of new sources of supply or new facilities.

Recently enacted changes in the securities laws and regulations are likely to increase our costs.

      The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and the Nasdaq have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has increased our legal and financial and accounting costs, and we expect these increased costs to continue. These developments may make it more difficult and more expensive for us to obtain director and officer liability insurance. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

      As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending October 31, 2005. If our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of October 31, 2005 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your securities.

Provisions of our Restated Certificate of Incorporation and by-laws could impair or delay stockholders’ ability to replace or remove our management and could discourage takeover transactions that a stockholder might consider to be in its best interest.

      Provisions of our restated certificate of incorporation and by-laws, as well as our stockholders rights plan, could impede attempts by stockholders to remove or replace our management or could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over market price that a stockholder might consider to be in its best interest. In particular:

•	Our Restated Certificate of Incorporation does not permit stockholders to take action by written consent and provides for a classified board of directors, and our by-laws provide that stockholders who wish to bring business before an annual meeting of stockholders or to nominate candidates for election of directors at an annual meeting of stockholders must deliver advance notice of their proposals to us before the meeting. These provisions could make it more difficult for a party to replace our board of directors by requiring two annual stockholder meetings to replace a majority of the directors, making it impossible to remove or elect directors by written consent in lieu of a meeting and making it more difficult to introduce business at meetings.

•	Our stockholder rights plan may have the effect of discouraging any person or group that wishes to acquire more than 20 percent of our Class A common stock from doing so without obtaining our agreement to redeem the rights. If our agreement to redeem the rights is not obtained, the acquiring person or group would suffer substantial dilution.

Industry Risks

Intense competition could harm our financial performance.

      The biotechnology and pharmaceutical industries are highly competitive. There are a number of companies, universities and research organizations actively engaged in research and development of products that may be similar to, or alternatives to, Hemopure for orthopedic surgery, trauma or cardiac disease indications. We are aware that at least one public company competitor, Northfield Laboratories Inc., is in the advanced stages of developing a hemoglobin-based oxygen carrier produced from human blood that has passed its expiration date for human transfusion. Northfield’s product is in a Phase 3 clinical trial for a trauma indication. We are also aware that companies are conducting preclinical studies and clinical trials of hemoglobin-based or perfluorocarbon oxygen carriers. The products being developed by these companies are intended for use in humans and as such could compete, if approved by regulatory authorities, with Hemopure. We could also encounter competition in the cardiovascular indication from certain medical devices and drugs on the market or currently under development.

      Increased competition could diminish our ability to become profitable or affect our profitability in the future. Our existing and potential competitors:

•	are conducting preclinical studies and clinical trials of their products;

•	might have or be able to access substantially greater resources than we have and be better equipped to develop, manufacture and market their products;

•	may have their products approved for marketing prior to Hemopure; and

•	may develop superior technologies or products rendering our technology and products non-competitive or obsolete.

Stringent, ongoing government regulation and inspection of our products could lead to delays in the manufacture, marketing and sale of our products.

      The FDA and comparable foreign regulatory authorities continue to regulate products even after they receive marketing authorization. If the FDA or comparable foreign regulatory authorities approve Hemopure, its manufacture and marketing will be subject to ongoing regulation, including compliance with current good manufacturing practices, adverse event reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. We are also subject to inspection and market surveillance by the FDA and comparable foreign regulatory authorities for compliance with these and other requirements. Any enforcement action resulting from failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of Hemopure. In addition, the FDA or comparable foreign regulatory authorities could withdraw a previously approved product from the applicable market(s) upon receipt of newly discovered information. Furthermore, the FDA or comparable foreign regulatory authorities could require us to conduct additional, and potentially expensive, studies in areas outside our approved indications. Also, unanticipated changes in existing regulations or the adoption of new regulations could affect and make more expensive the continued manufacturing and marketing of our products.

Health care reform and controls on health care spending may limit the price we can charge for Hemopure and the amount we can sell.

      The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. Assuming we succeed in bringing Hemopure to market, uncertainties regarding future health care reform and private market practices could affect our ability to sell Hemopure in large quantities at profitable pricing in the United States and abroad.

Uncertainty of third-party reimbursement could affect our profitability.

      Sales of medical products largely depend on the reimbursement of patients’ medical expenses by governmental health care programs and private health insurers. Even if Hemopure is approved for marketing, there is no guarantee that governmental health care programs or private health insurers would reimburse for purchases of Hemopure, or reimburse a sufficient amount to permit us to sell Hemopure at high enough prices to generate a profit.

Investment Risks

We may not continue to qualify for listing on the Nasdaq National Market, which may cause the value of your investment in our company to substantially decrease.

      We may be unable to meet the listing requirements of the Nasdaq National Market, or Nasdaq NM, in the future. To maintain our listing on the Nasdaq NM, we are required, among other things, to maintain a minimum bid price per share of at least $1.00. In June 2004, we received notice from the Nasdaq NM that the daily minimum bid price of our Class A common stock fell, and remained below, $1.00 for 30 consecutive business days. As a result, we are out of compliance with the $1.00 minimum bid price for continued inclusion of our Class A common stock in the Nasdaq NM. We have until December 14, 2004 to regain compliance, and we will have an additional 180 calendar days, if at December 14, 2004 we meet the initial listing criteria for the Nasdaq NM other than the bid price requirement. On November 12, 2004, we were in compliance with the initial listing criteria other than the minimum bid price. We may not be able to regain compliance with the minimum bid price requirement of the Nasdaq NM. If we are unable to regain compliance within the required period, and are further unable to meet the criteria for initial inclusion on the Nasdaq NM through other measures to increase our per share bid price, our Class A common stock may be delisted from the Nasdaq NM. Delisting from the Nasdaq NM would adversely affect the trading price and limit the liquidity of our common stock and therefore cause the value of your investment in our company to substantially decrease.

If we sell additional shares, our stock price may decline as a result of the dilution which will occur to existing stockholders.

      Until we are profitable, we will need significant additional funds to develop our business and sustain our operations. Any additional sales of shares of our common stock are likely to have a dilutive effect on our then existing stockholders. Subsequent sales of these shares in the open market could also have the effect of lowering our stock price, thereby increasing the number of shares we may need to issue in the future to raise the same dollar amount and consequently further diluting our outstanding shares. These future sales could also have an adverse effect on the market price of our shares and could result in additional dilution to the holders of our shares.

      The perceived risk associated with the possible sale of a large number of shares could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

      If our stock price declines, we may be unable to raise additional capital. A sustained inability to raise capital could force us to go out of business. Significant declines in the price of our common stock could also impair our ability to attract and retain qualified employees, reduce the liquidity of our common stock and result in the delisting of our common stock from the Nasdaq NM.

Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.

      We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. Substantially all of our outstanding shares of Class A common stock are freely tradeable in the public market, unless acquired by our affiliates. Other shares of our common stock issued in the future, including shares issued upon exercise of outstanding options and warrants, may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

Our stock price has been and may continue to be highly volatile, which may adversely affect holders of our stock and our ability to raise capital.

      The trading price of our common stock has been and is likely to continue to be extremely volatile. During the period from November 1, 2001 through November 12, 2004, the trading price of our stock has ranged from a low of $0.32 per share (on September 13, 2004) to a high of $20.30 per share (on November 6, 2001). Our stock price and trading volume could be subject to wide fluctuations in response to a variety of factors, including, but not limited to, the following:

•	failure to identify and hire permanent key personnel;

•	loss of key personnel;

•	an inability to obtain or the perception that we will be unable to obtain adequate financing to fund our operations;

•	FDA action or delays in FDA action on Hemopure or competitors’ products;

•	the outcome of SEC investigations, or any litigation or threatened litigation;

•	publicity regarding actual or potential medical results relating to products under development by us or our competitors;

•	actual or potential pre-clinical or clinical trial results relating to products under development by us or our competitors;

•	delays in our testing and development schedules;

•	events or announcements relating to our relationships with others, including the status of potential transactions with investors, licensees and other parties;

•	announcements of technological innovations or new products by our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	economic and other factors, as well as period-to-period fluctuations in our financial results;

•	market conditions for pharmaceutical and biotechnology stocks; and

•	communications from the Nasdaq NM concerning delisting or potential delisting.

      External factors may also adversely affect the market price for our common stock. Our common stock currently trades on the Nasdaq NM under the symbol “BPUR.” The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors on the Nasdaq NM.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

      This prospectus, any accompanying prospectus supplement and the documents incorporated herein and therein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. These forward-looking statements include, without limitation, statements about our market opportunity, strategies, competition, expected activities, expected profitability and investments as we pursue our business plan, and the adequacy of our available cash resources. These forward-looking statements are usually accompanied by words such as “believe,” “anticipate,” “plan,” “seek,” “expect,” “intend” and similar expressions. The forward-looking information is based on various factors and was derived using numerous assumptions.

      These forward-looking statements involve risks and uncertainties. There can be no assurance that we will be able to commercially develop our oxygen therapeutic products, that necessary regulatory approvals will be obtained, that anticipated milestones will be met in the expected timetable, that any clinical trials will be successful, or that any approved product will find market acceptance and be sold in the quantities anticipated. Actual results may differ from those projected in forward-looking statements due to risks and uncertainties that exist in our operations and business environment. These risks include, without limitation, Biopure’s stage of product development, history of operating losses and accumulated deficits, and uncertainties and delays related to clinical trials, regulatory approvals, possible healthcare reform, manufacturing capacity, marketing, market acceptance, competition and the availability of sufficient financing to support operations, as well as the other risks and uncertainties described under “Risk Factors” beginning on page 8 of this prospectus.

      We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-Q, 8-K and 10-K reports to the SEC.

DESCRIPTION OF PREFERRED STOCK

      The following description of the terms of the preferred stock sets forth certain general terms and provisions of any series of preferred stock to which any prospectus supplement may relate. Particular terms of the preferred stock offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to any series of preferred stock so offered will be described in the prospectus supplement relating to that preferred stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Delaware law, the provisions of the Restated Certificate of Incorporation of the Company as amended, also referred to as the Charter, and the Certificate of Designation relating to a particular series of preferred stock which will be in the form filed or incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of that series of preferred stock.

General

      Under our Charter and our by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part, our Board of Directors is authorized without further shareholder action to adopt resolutions, by an affirmative vote of a majority of the Board, providing for the issuance of up to 30,000,000 shares of preferred stock, par value $0.01 per share, in one or more series, and to fix by resolution any of the powers, designations, preferences and relative dividend participation, option or other rights thereof, including dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences, and the number of shares constituting each such series. The Company has submitted a proposal to its stockholders to increase the number of authorized shares of preferred stock from 30,000,000 to 90,000,000. Preferred stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. As of the date of this prospectus, we had no shares of preferred stock outstanding.

      The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms thereof, including, where applicable:

•	the title, designation, number of shares and stated value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rates, if any (or method of calculation), whether that rate is fixed or variable or both, and the dates on which dividends will be payable, whether those dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends will begin to cumulate;

•	the dates on which the preferred stock will be subject to redemption and the applicable redemption prices;

•	any redemption or sinking fund provisions;

•	the convertibility or exchangeability of the preferred stock;

•	if other than United States dollars, the currency or currencies (including composite currencies) in which the preferred stock is denominated and/or in which payments will or may be payable;

•	the method by which amounts in respect of the preferred stock may be calculated and any commodities, currencies or indices, or the value, rate or price relevant to that calculation;

•	the place where dividends and other payments on the preferred stock are payable and the identity of the transfer agent, registrar and dividend disbursement agent for the preferred stock;

•	any listing of the preferred stock on any securities exchange; and

•	any additional dividend, liquidation, redemption, sinking fund, voting and other rights, preferences, privileges, limitations and restrictions.

      The federal income tax consequences and special considerations applicable to any series of preferred stock will be generally described in the prospectus supplement related thereto.

Rank

      Unless otherwise specified in the prospectus supplement relating to a particular series of preferred stock, each series of preferred stock will rank pari passu as to dividends and liquidation rights in all respects with each other series of preferred stock.

Dividends

      Holders of preferred stock of each series will be entitled to receive cash dividends, when and as declared by our Board of Directors out of our assets legally available for payment, at those rates and on the dates as will be set forth in the prospectus supplement relating to that series of preferred stock. Each dividend will be payable to holders of record as they appear on our stock books on the record dates fixed by our Board of Directors or a duly authorized committee thereof. Different series of the preferred stock may be entitled to dividends at different rates or based upon different methods of determination. Those rates may be fixed or variable or both. Dividends on any series of the preferred stock may be cumulative or noncumulative as provided in the prospectus supplement relating thereto. Except as provided in the related prospectus supplement, no series of preferred stock will be entitled to participate in our earnings or assets.

Liquidation Rights

      Unless otherwise stated in the related prospectus supplement, in the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive out of our assets available for distribution to shareholders, before any distribution of assets is made to holders of common stock or any other class of stock ranking junior to that series of preferred stock upon liquidation, liquidating distributions in an amount set forth in the prospectus supplement related to that series of preferred stock, plus an amount equal to all accrued and unpaid dividends up to the date fixed for distribution for the current dividend period and, if that series of the preferred stock is cumulative, for all dividend periods prior thereto, all as set forth in the prospectus supplement with respect to that series of preferred stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, amounts payable with respect to a series of preferred stock and any other shares of our capital stock ranking pari passu as to any distribution with that series of preferred stock are not paid in full, holders of that series of preferred stock and of such other shares will share ratably in any distribution of our assets in proportion to the full respective preferential amounts to which they are entitled. After payment in full of the liquidating distribution to which they are entitled, holders of preferred stock will not be entitled to any further participation in any distribution of our assets.

Redemption and Sinking Fund

      The terms, if any, on which shares of a series of preferred stock may be subject to optional or mandatory redemption, in whole or in part, or may have the benefit of a sinking fund, will be set forth in the prospectus supplement relating to that series.

Voting Rights

      The voting rights attaching to any series of preferred stock will be described in the applicable prospectus supplement.

Conversion and Exchange Rights

      The terms, if any, on which shares of any series of preferred stock are convertible or exchangeable will be set forth in the prospectus supplement relating thereto. The prospectus supplement will describe the securities or rights into which the shares of preferred stock are convertible or exchangeable (which may include other preferred stock, debt securities, depositary shares, common stock or other of our securities or rights (including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices) or securities of other issuers or a combination of the foregoing), and the terms and conditions upon which those conversions or exchanges will be effected including the initial conversion or exchange prices or rules, the conversion or exchange period and any other related provisions. Those terms may include provisions for conversion or exchange, the exchange or conversion period, provisions as to whether the conversion or exchange is mandatory, at the option of the holder, or at our option, and may include provisions pursuant to which the consideration to be received by holders of that series of preferred stock would be calculated.

Transfer Agent and Registrar

      The transfer agent, registrar and dividend disbursement agent for each series of preferred stock will be designated in the related prospectus supplement.

DESCRIPTION OF COMMON STOCK

      The following description of the terms of the common stock sets forth certain general provisions of the common stock as contained in our Charter and by-laws and is qualified in its entirety by reference to Delaware law and our Charter and by-laws in their entirety.

Class A Common Stock

      We are currently authorized to issue up to 100,000,000 shares of Class A common stock, par value $0.01 per share. We have submitted a proposal to our stockholders to increase the amount of authorized Class A common stock to 200,000,000 shares. As of November 12, 2004, there were 69,951,982 shares of our Class A common stock outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our Class A common stock is listed on the Nasdaq Stock Market under the symbol “BPUR.”

      The holders of our Class A common stock are entitled to one vote per share on all matters submitted to our stockholders. The holders of our Class A common stock are entitled to receive dividends as and when declared by our board of directors.

      Upon any liquidation, dissolution or winding up of Biopure, holders of Class A common stock are entitled to ratable distribution, with the holders of the Class B common stock, of the assets available for distribution to our stockholders, after payment of the liquidation preferences due to the holders of our convertible preferred stock.

      Holders of Class A common stock do not have preemptive rights or cumulative voting rights.

Class B Common Stock

      We are currently authorized to issue up to 179 shares of Class B common stock, par value $0.01 per share. As of November 12, 2004, there were 117.7 shares of our Class B common stock outstanding. All outstanding shares of our Class B common stock are fully paid and nonassessable. Our Class B common stock is not listed on any national stock exchange.

      Except as required by law, the holders of Class B common stock have no voting rights and have no right to receive dividends on their Class B common stock.

      The shares of Class B common stock are convertible into Class A common stock after the receipt of FDA approval for the commercial sale of Hemopure for use as an oxygen transport material in humans. The conversion ratio is based on a valuation of Biopure at the time of conversion which cannot exceed $3.0 billion. The maximum number of shares of Class A common stock issuable upon conversion of the Class B common stock is 1,272,119 and the minimum is 646,660. We will not issue any additional shares of Class B common stock.

      In the event of a liquidation, dissolution or winding up of Biopure, holders of Class B common stock are entitled to ratable distribution on an as-converted basis, with the holders of the Class A common stock, of the assets available for distribution to our stockholders. For this purpose, the currently outstanding shares of Class B common stock would be convertible into approximately 1,052,395 shares of Class A common stock.

DESCRIPTION OF WARRANTS

      The following description of the terms of the warrants sets forth certain general terms and provisions of the warrants to which any prospectus supplement may relate. Particular terms of the warrants offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the warrants so offered will be described in the prospectus supplement relating thereto. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the warrant agreement relating to each series of warrants, which will be in the form filed or incorporated by reference in the registration statement at or prior to the time of the issuance of such series of warrants.

General

      We may issue warrants to purchase debt securities, preferred stock, depositary shares, common stock or any combination thereof, which we refer to as, collectively, the Underlying Warrant Securities. The warrants may be issued independently or together with any series of Underlying Warrant Securities and may be attached or separate from the Underlying Warrant Securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

      The applicable prospectus supplement will describe the terms of any series of warrants in respect of which this prospectus is being delivered, including the following:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies in which the price of the warrants may be payable;

•	the designation and terms of the Underlying Warrant Securities purchasable upon exercise of the warrants and the number of such Underlying Warrant Securities issuable upon exercise of the warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the Underlying Warrant Securities purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the Underlying Warrant Securities with which the warrants are issued and the number of the warrants issued with each Underlying Warrant Security;

•	if applicable, the date on and after which the warrants and the related Underlying Warrant Securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain United States federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Amendments and Supplements to Warrant Agreement

      The warrant agreement for a series of warrants may be amended or supplemented without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 001-15167. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

      This prospectus is part of a registration statement on Form S-3, including amendments, relating to the common stock offered by this prospectus with the SEC. This prospectus does not contain all of the information set forth in the registration statement, the exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering:

•	our Annual Report on Form 10-K for the fiscal year ended October 31, 2003;

•	our Quarterly Reports on Form 10-Q for each of the quarterly periods ended January 31, 2004, April 30, 2004 and July 31, 2004;

•	our Current Reports on Form 8-K filed on December 26, 2003, January 8, 2004, February 26, 2004, September 10, 2004, September 16, 2004 and October 14, 2004;

•	the description of the class A common stock contained in Biopure’s Registration Statement on Form S-1 (Registration No. 333-78829), that was incorporated by reference into our registration statement in Form 8-A/ A filed on July 26, 1999; and

•	the description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed on November 4, 1999.

      You may obtain copies of these filings, at no cost, at the “Investor Relations” section of our website (www.biopure.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

Biopure Corporation

Attention: Secretary
11 Hurley Street
Cambridge, MA 02141
Telephone: (617) 234-6500

      Except for the SEC filings that are incorporated by reference, the information contained on our website is not a part of this prospectus.

USE OF PROCEEDS

      Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include, without limitation, repurchases or redemptions of our outstanding debt securities or other reductions of our outstanding borrowings, working capital, business acquisitions or other strategic alliances, investments in or loans to subsidiaries, capital expenditures or for such other purposes as may be specified in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

      The Company had pre-tax losses and no fixed charges or preference dividends for the last five fiscal years and for the nine-month period ended July 31, 2004.

PLAN OF DISTRIBUTION

      We may sell or issue shares of common stock and warrants, from time to time, by any method permitted by the Securities Act of 1933, including in the following ways:

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, who may act as agents or principals, including a block trade in which a broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	directly to one or more purchasers;

•	upon the exercise of warrants or options, the conversion of convertible indebtedness or other convertible securities or the repayment of indebtedness that is repayable, at our option, in common stock;

•	through agents;

•	in privately negotiated transactions;

•	to certain persons in order to settle litigation and other claims or to satisfy judgments or other awards; and

•	in any combination of these methods of sale or issuance.

      The applicable prospectus supplement will set forth the specific terms of the offering of common stock and/or warrants, including the name or names of any underwriters, dealers or agents; the purchase price of the securities and the proceeds to us from the sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and the initial offering price to the public and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which the common stock may be listed. Any public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

      The distribution of the common stock or warrants may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

      Any underwriters to whom common stock or warrants are sold for public offering and sale may make a market in the common stock or warrants, but the underwriters will not be obligated to do so and may discontinue any market making at any time and without notice. In connection with any offering, persons participating in the offering, such as any underwriters, may purchase and sell common stock or warrants in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock or warrants, and syndicate short positions involve the sale by underwriters of a greater number of shares of common stock or warrants than they are required to purchase from us in the offering. Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if the securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on The Nasdaq Stock Market or otherwise.

      Offers to purchase common stock or warrants may be solicited by agents designated by us from time to time. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from us. Broker-dealers or agents may also receive compensation from the purchasers of the securities for whom they sell as principals. Each particular broker-dealer will receive compensation in amounts negotiated in connection with the sale, which might be in excess of customary commissions. Broker-dealers or agents and any other participating broker-dealers may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of the common stock or warrants. Accordingly, any commission, discount or concession received by them and any profit on the resale of the securities purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and us. No period of time has been fixed within which the shares of common stock or warrants will be offered or sold.

      If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

      If the securities are sold by means of an underwritten offering, we will execute an underwriting agreement with an underwriter or underwriters, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the applicable prospectus supplement, which will be used by the underwriters to make resales of the securities. If underwriters are utilized in the sale of the securities, the securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriters at the time of sale.

      Our common stock or warrants may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriters are utilized in the sale of the securities, unless otherwise stated in the applicable prospectus supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters with respect to a sale of securities will be obligated to purchase all shares of common stock or warrants offered if any are purchased.

      We may grant to the underwriters options to purchase additional shares of common stock or warrants to cover over-allotments, if any, at the public offering price with additional underwriting discounts or commissions, as may be set forth in the applicable prospectus supplement. If we grant any over-allotment option, the terms of the over-allotment option will be set forth in the applicable prospectus supplement.

      Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the common stock or warrants may be limited to not simultaneously engaging in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution.

      When we elect to make a particular offer of the shares of common stock or warrants which are the subject of this prospectus, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation and any other required information.

      Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

      We will bear all costs, expenses and fees in connection with the registration of the common stock and warrants, as well as the expense of all commissions and discounts, if any, attributable to the sales of the common stock or warrants by us.

LEGAL MATTERS

      The validity of the issuance of the securities offered in this prospectus will be passed upon for Biopure by our general counsel, Jane Kober. As of November 12, 2004, Jane Kober Esq., Senior Vice President, General Counsel and Secretary of the Company, held 13,290 shares of common stock and options to purchase 296,673 shares of common stock.

      If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

EXPERTS

      Ernst & Young LLP, Independent Registered Public Accounting Firm, have audited our consolidated financial statements included in our Annual Report (Form 10-K/ A) for the year ended October 31, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The aggregate estimated expenses, other than underwriting discounts and commissions, in connection with the sale of the securities being registered hereby are currently anticipated to be as follows (all amounts except for the Securities and Exchange Commission filing fee are estimated). All expenses of the offering will be paid by Biopure Corporation.

SEC Registration Fee	$6,335.00
Legal Fees and Expenses	$75,000.00
Printing Expenses	$10,000.00
Accountants’ Fees and Expenses	$10,000.00
Miscellaneous Costs	$5,000.00
Total	$106,335.00

Item 15.	Indemnification of Directors and Officers

      Our Restated Certificate of Incorporation provides that each of our directors and officers shall be indemnified and held harmless by us, to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA, excise taxes or penalties, and amounts paid in settlement) reasonably incurred by reason of the fact that he or she is a director or officer.

      The Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers provided that the corporation shall not eliminate or limit the liability of a director as follows:

•	for any action brought by or in the right of a corporation where the director or officer is adjudged to be liable to the corporation, except where a court determines the director or officer is entitled to indemnity;

•	for acts or omissions not in good faith or that involve conduct that the director or officer believes is not in the best interests of the corporation;

•	for knowing violations of the law;

•	for any transaction from which the directors derived an improper personal benefit; and

•	for payment of dividends or approval of stock repurchases or redemptions leading to liability under Section 174 of the Delaware General Corporation Law.

      The Delaware General Corporation Law requires a corporation to indemnify a director or officer to the extent that the director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding for which indemnification is lawful.

      Our Restated Certificate of Incorporation also provides directors and officers with the right to be paid by us for expenses (including attorneys’ fees) incurred in defending any proceeding in advance of the proceeding’s final disposition. If a claim is not promptly paid in full by us, as further described in the Restated Certificate of Incorporation, the director or officer who is entitled to indemnification may bring suit against us to recover the unpaid amount of the claim. These rights of indemnification and advancement of expenses conferred in our Restated Certificate of Incorporation are not exclusive of any other right which may be acquired.

Item 16.	Exhibits

Exhibits

1.1	Form of Underwriting Agreement**
4.1	Specimen Certificate for shares of the Company’s Common Stock (Exhibit 4, Form 8-A12G/A No. 001-15167).*
4.2	Form of Certificate of Designations of Preferred Stock.**
4.3	Form of Warrant Agreement (including Form of Warrant).**
5.1	Opinion of Jane Kober.
23.1	Consent of Jane Kober (included in Exhibit 5).
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

*	Incorporated by reference.

**	To be filed, if necessary, by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

Item 17.	Undertakings

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) If the securities to be registered are to be offered at competitive bidding, the undersigned registrant hereby undertakes: (1) to use its best efforts to distribute prior to the opening of bids, to prospective bidders, underwriters and dealers, a reasonable number of copies of a prospectus which at that time meets the requirements of Section 10(a) of the Securities Act of 1933, and relating to the securities offered at competitive bidding, as contained in the registration statement, together with any supplements thereto, and (2) to file an amendment to the registration statement reflecting the results of bidding, the terms of the reoffering and related matters to the extent required by the applicable form, not later than the first use authorized by the issuer after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless no further public offering of such securities by the issuer and no reoffering of such securities by the purchasers is proposed to be made.

      (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (e) The undersigned registrant hereby undertakes that (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1993, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (f) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Securities Act of 1933.

      (g) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim information.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Biopure Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 16th day of November 2004.

BIOPURE CORPORATION

By:	/s/ ZAFIRIS G. ZAFIRELIS

Zafiris G. Zafirelis
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature		Title	Date

/s/ ZAFIRIS G. ZAFIRELIS Zafiris G. Zafirelis		President, Chief Executive Officer, and Director (Principal Executive Officer)	November 16, 2004

/s/ FRANCIS H. MURPHY Francis H. Murphy		Chief Financial Officer (Principal Financial and Accounting Officer)	November 16, 2004

* Charles A. Sanders, M.D.		Chairman of the Board of Directors	November 16, 2004

* David N. Judelson		Director	November 16, 2004

* Carl W. Rausch		Director	November 16, 2004

* C. Everett Koop, M.D.		Director	November 16, 2004

* Daniel P. Harrington		Director	November 16, 2004

Jay B. Pieper		Director

*By:	/s/ FRANCIS H. MURPHY Francis H. Murphy Attorney-in-Fact

EXHIBIT INDEX

Exhibits

1.1	Form of Underwriting Agreement**
4.1	Specimen Certificate for shares of the Company’s Common Stock (Exhibit 4, Form 8-A12G/A No. 001-15167).*
4.2	Form of Certificate of Designations of Preferred Stock.**
4.3	Form of Warrant Agreement (including Form of Warrant).**
5.1	Opinion of Jane Kober.
23.1	Consent of Jane Kober (included in Exhibit 5).
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

*	Incorporated by reference.

**	To be filed, if necessary, by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.